Exhibit 99.1

TFI International Reports on Shareholders’ Voting Results for the Election of Directors

Montreal, Quebec, April 25, 2024 – The Board of Directors of TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, held its Annual and Special Meeting of shareholders earlier today. All candidates proposed as directors were duly elected to the Board of Directors of TFI International by a majority of the votes cast by shareholders represented by proxy at the Meeting, as follows:

NAME	FOR		AGAINST
	Number	%	Number	%
Leslie Abi-Karam	65,868,915	97.58	1,633,252	2.42
Alain Bédard	64,468,431	95.51	3,033,736	4.49
André Bérard	61,600,116	91.26	5,902,050	8.74
William T. England	66,234,796	98.12	1,267,371	1.88
Diane Giard	67,282,341	99.67	219,827	0.33
Debra Kelly-Ennis	67,276,243	99.67	225,925	0.33
Neil D. Manning	62,670,196	92.84	4,831,970	7.16
Sébastien Martel	67,339,865	99.76	162,302	0.24
John M. Pratt	67,334,374	99.75	167,793	0.25
Joey Saputo	63,036,934	93.39	4,465,233	6.61
Rosemary Turner	66,957,915	99.19	544,253	0.81

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States, Canada and Mexico through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

•
Package and Courier;
•
Less-Than-Truckload;
•
Truckload;
•
Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol TFII. For more information, visit www.tfiintl.com.

For further information:

Alain Bédard

Chairman, President and CEO

TFI International Inc.

647-729-4079

abedard@tfiintl.com